February 10, 2011

By EDGAR

Mr. Wayne Carnall

Chief Accountant, Division of Corporation Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.; Mail Stop 5546

Washington, D.C.  20549

Re:

Presidential Life Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2010

File No. 000-05486

Dear Mr. Carnall:

Presidential Life Corporation (the “Company”, “Presidential”, “we” and “our”) is an insurance holding company that, through its wholly-owned subsidiary manages and reports as a single segment whose products are divided among annuities, life insurance and accident and health insurance products.  The Company was founded in 1969 and is licensed to market its products in all 50 states and the District of Columbia. Approximately 51.4% of the Company’s 2009 sales of annuity, life insurance and accident and health products were made to individuals residing in the State of New York.

A summary of the Company’s financial condition and results of operations follows, as excerpted from the Company’s 2009 Form 10-K:

ITEM 6.  SELECTED FINANCIAL DATA

Selected consolidated financial data for the Corporation are presented below for each of the five years in the period ended December 31, 2009.  This data should be read in conjunction with the Corporation’s Consolidated Financial Statements and notes thereto and Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Income Statement Data:
Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands, except per share data)
Total Revenue	$242,247	$265,844	$364,125	$358,826	$458,581
Benefits	214,557	208,740	217,668	242,218	255,743
Interest Expense on Notes Payable	754	7,353	9,138	10,432	9,636
Expenses, excluding interest	30,021	32,867	40,659	36,013	44,990
Total Benefits and Expenses	245,332	248,960	267,465	288,663	310,369
(Benefit) Provision for Income Taxes	(5,305)	(1,700)	32,978	20,450	56,623
Net Income	$2,220	$18,584	$63,682	$49,713	$91,589
Income per Share, diluted	$0.08	$0.63	$2.15	$1.67	$3.11
Dividends per Share	$.25	$.4375	$.50	$.40	$.40

Balance Sheet Data:
At December 31,
	2009	2008	2007	2006	2005
(in thousands)
Assets	$3,765,042	$3,681,308	$4,155,516	$4,619,372	$4,895,559
Total Capitalization
Notes Payable	-	66,500	90,195	150,000	150,000
Shareholders’ Equity	568,380	440,054	661,955	639,587	626,496
Total	$568,380	$506,554	$752,150	$789,587	$776,496
Book Value Per Share	$19.22	$14.88	$22.40	$21.70	$21.29
Net Investment Return on Assets	5.35%	7.27%	7.14%	7.06%	7.45%

As an insurance company, our principal sources of revenues are the premiums paid for our annuity and insurance products and the return on our investment of such premiums.  The Company has historically invested approximately 85% - 90% of its investment assets in fixed maturity bonds and notes (consisting primarily of investment grade corporate bonds, U.S. government, municipal and public utility bonds, commercial mortgage backed securities and preferred stocks); approximately 5-6% of its investment assets in limited partnerships (“LPs”)(consisting of approximately 70 LPs engaged in a variety of investment strategies including debt restructuring, real estate, international opportunities, merchant banking, oil and gas, infrastructure and multi-strategy hedge funds); approximately 3% in cash and short-term investments; and the remainder in common stocks and other investments.

In response to a comment letter issued by the SEC staff on August 26, 2010, we have discussed aspects of the Company’s application of the equity method to account for its investments in certain limited partnerships with staff members of the Division of Corporation Finance through written correspondence and over several telephonic conversations, most recently on February 4, 2011.  Specifically, we appreciate the time and consideration that Todd Hardiman, Jim Peklenk and Mary Mast (“the Staff”) have given in consultation with the Company to date.  However, as outlined below, the Staff has objected to elements of the Company’s equity method accounting.  Respectfully, we continue to believe that our accounting is appropriate in the circumstances and are requesting your involvement to consider the issue further.  The purpose of this letter is to consolidate the currently outstanding issues and as such, this letter repeats significant portions of previous correspondence from the Company to the Staff, with new elaboration in certain areas.

As additional background, the Company is an Accelerated Filer and is required to file its 2010 Form 10-K by March 16, 2011.  As such, the Company is hopeful it can resolve this matter to everyone’s mutual satisfaction as soon as possible in order to meet its reporting obligations and to keep its investors and stakeholders informed.

Use of Equity Method Accounting

As agreed with the Staff, the Company must apply the equity method to its LP investments under ASC 323-30-S99-1 (formerly EITF Topic No. D-46), SEC Staff Announcement: Accounting for Limited Partnership Investments, which provides that:

The SEC staff's position on the application of the equity method to investments in limited partnerships is that investments in LPs should be accounted for pursuant to paragraph 970-323-25-6.  That guidance requires the use of the equity method unless the investor's interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies" (emphasis added).  The SEC staff understands that practice generally has viewed investments of more than 3 to 5 percent to be more than minor.

While practice generally may have been to treat investments of more than 3-5% as indicating more than “virtually no” influence (and thus appropriate for equity method accounting  under ASC 323-30-S99-1), the Company does not believe that any authoritative literature exists that precludes an entity from analyzing relevant facts and circumstances to determine whether its influence is “more than ‘virtually none,’” i.e., the 3-5% threshold is not a bright-line test – it is merely general practice. As such, the Company believes that it may analyze its own facts and circumstances to independently assess whether it exercises more than “virtually no” influence.

In determining that equity method accounting was appropriate, the Company analyzed the facts and circumstances relating to its level of actual influence over the operating and financial policies of the limited partnerships in accordance with ASC 323-30-S99-1 and determined that the following factors demonstrate a level of influence greater than “virtually none,” making the equity method appropriate:

•

The Company typically meets with the General Partners of each prospective LP prior to making an investment commitment and has negotiated changes to proposed operational and financial policies as a condition of commitment.  Operational and financial policies for each LP may include:

o

Leverage limits

o

Types of investments

o

Geographical concentration limits

o

Asset concentration limits

o

Commitment periods

o

Cash distribution or waterfall provisions

•

The Company also believes that it has influence due to both its reputation as an active and early investor in LP investments and its serial investment in subsequent funds of the same General Partner over a period of years, as evidenced by the Company’s presence on a number of LP funds’ advisory boards.

•

At the Company’s request, LPs frequently make themselves available to the Company’s independent auditors to discuss valuation matters.

The Company also considered the views of AcSEC as documented in the Exposure Draft of a proposed AICPA Statement of Position (SOP), Accounting for Investors’ Interests in Unconsolidated Real Estate Investments.  While not authoritative, the Company believes the guidance in the proposed SOP reflects acceptable practice in this area of US GAAP.

The proposed SOP states in paragraph A4:

“AcSEC further believes that the attribute common to "specific ownership account"-like entities of each investor having its own account in the entity distinguishes such entities from more traditional forms of organization for an investee, such as a C corporation. In such situations, AcSEC believes that the cost method of accounting is not appropriate, even if the investor does not have the ability to exercise significant influence. When the investor does not have the ability to exercise significant influence in “specific ownership account”-like entities and if the investor’s ownership interest meets the definition in FASB Statement No. 115 of an equity security that has a readily determinable fair value, the investor should apply FASB Statement No. 115, as the measurement attribute of fair value is considered by AcSEC to be the most relevant. In other situations, the equity method of accounting is applied because it is viewed as necessary to satisfy the fundamental concept of accrual accounting (emphasis added).

Further, due to the nature of its LP investments, the Company believes that its level of influence would not be different whether it held a 1%, 10% or 20% ownership interest.  This resulted in the Company’s accounting policy of applying the equity method to all of its investments in LPs, regardless of the level of ownership, a conclusion to which the Staff has not objected.

Application of the Equity Method

To apply equity method accounting, the Company records activity related to its investments in LPs from the following sources:

•

Cash distributions and contributions

•

Annual audited GAAP financial statements and I.R.S. Schedule K-1 (“K-1”) of each LP

Appendix A to this letter includes illustrative journal entries to depict the Company’s application of equity method accounting.

➢

Cash distributions

The Company currently has approximately 70 LPs in its portfolio.  With the exception of nine hedge funds, which do not make cash distributions other than for liquidation requests, the remaining LPs are required to make periodic cash distributions as underlying investments are sold. The typical LP agreement requires the general partner to make a cash distribution to the limited partners no later than 30 – 45 days after the quarter in which an investment was sold.  When an investment is sold, the general partner records the activity on its financial statements, distributes the proceeds to the limited partners and provides the Company with a detailed accounting of cash proceeds by source.  The Company makes the necessary entries to record the cash distribution (e.g., return of capital, equity in earnings (loss) on investment and unrealized investment gain (loss)).  Therefore, the typical reporting lag for cash distributions is one quarter.

Cash distributions, representing the Company’s allocable share of the investment proceeds, are comprised of the following:

•

Return of capital (original investment)

o

The Company records the portion of the cash distribution that is classified as a return of capital.

•

Earnings (losses) on the sale of investment

o

This is a two entry process.  The Company first records its portion of the cash distribution classified as equity in earnings (losses) with a corresponding increase (decrease) in the investment in LP.  The second entry made is to record this portion of the cash and to reduce the investment in LP.

•

Reversal of any previously recorded unrealized gain (loss) in Other Comprehensive Income (OCI), which is based on annual audited GAAP financial statements

o

The Company identifies and reverses any previously recorded unrealized gain or (loss) on the investments sold.

Through these accounting entries, the Company strictly follows the guidance in ASC 323-10-35-17 by reducing the carrying amount of the investments when distributions are received.

➢

Annual Audited GAAP Financial Statements and K-1s; Reporting Lag for Undistributed Earnings (Losses)

Because most of the LPs are private entities with calendar year-ends, the general partners prepare and distribute GAAP - based financial statements annually, which are provided to the Company in the form of GAAP basis K-1 information received in the first or second quarter subsequent to the calendar year-end.  Thus, the Company records its share of undistributed earnings (losses) in the first half of the subsequent year.  During a given year, the Company receives quarterly financial information from the LPs, but such information typically is very summary in nature and without adequate detail.  Further, the Company considers the quarterly information received from the partnerships to be insufficient and unreliable for purposes of its quarterly financial statements based on the results of a number of internal studies performed over many years.  Most recently, the Company completed an internal study examining the accuracy of the 2009 quarterly financial information supplied to the Company by the partnerships. The study included substantially all of the LPs, and the results concluded that in 80% of the cases the quarterly financial information was either unreliable or insufficient for the reasons enumerated in the next paragraph.

As discussed below, the Company does not retain the specialized accounting treatment for investment companies used by the LPs.  As such, the Company recognizes unrealized gains and losses reported by the limited partnerships in OCI consistent with accounting guidance for insurance companies (ASC 944-325-35-1).  In most cases, the quarterly information received by the Company from the LPs does not adequately break-out the realized vs. unrealized gain (loss) components.  In other cases, the information is deemed by us to be unreliable due to the (unaudited) quarterly information differing materially from the information ultimately provided by GAAP basis K-1s.  The reporting lag with respect to the undistributed earnings (losses) of up to one year has been consistently and uniformly applied across the entire LP portfolio since the inception of this investment strategy in the mid-1990s.  The Company views its application as consistent with ASC 323–10-35–6, which states that “if financial statements of an investee are not sufficiently timely for an investor to apply the equity method currently, the investor ordinarily shall record its share of the earnings or losses of an investee from the most recent available financial statements.  A lag in reporting shall be consistent from period to period.”

We note there is no authoritative accounting literature that specifies a maximum lag period.  Rather, the language above emphasizes that the lag must be consistent.  Undistributed earnings and losses of the LPs are primarily reflected in the 2nd quarter of the subsequent year upon receipt of K-1s.  However, as previously discussed and detailed below, receipt of the annual audited financial information is the earliest period that the Company has adequate information necessary to apply the equity method of accounting for undistributed investment activity.  The Company makes full disclosure of its accounting policy and the lag period in its quarterly and annual financial reporting.  The Company’s analysis of LP activity from 2005 through September 30, 2010 (summarized on Appendix B to this letter) shows that our cumulative equity in earnings (losses) recorded from undistributed investment activity was approximately 13% of the total cumulative equity in earnings (losses) for the period.  In other words, 87% of the activity we record under the equity method is based on the receipt of cash distributions throughout the year.

To date, the Staff has objected to the Company’s reliance on cash distributions in the three quarters where the Company does not receive audited GAAP financial statements from the LPs (i.e., primarily quarters 1, 3 and 4).  The Staff has used a hypothetical example to illustrate its concern: if no cash distributions were received in a quarter, then the Company would not record any journal entries under the equity method.  The Staff has indicated that it believes the failure to make any journal entries in this example is not consistent with the guidance in ASC 323-10-35-6 regarding a lag period.

We acknowledge the Staff’s concern.  In the absence of cash distributions, we agree that no equity method accounting would be recorded, except annually in the period when audited statements are received (primarily the 2nd quarter).  We agree that a hypothetical outcome in which all of the Company’s equity method earnings were recorded in a single quarter would be problematic.  However, we do not believe the hypothetical illustration fairly characterizes the Company’s situation.  As noted previously, the vast majority of the Company’s equity method earnings (or losses) are recorded throughout the year based on distributions received from the LPs.  We believe this clearly mitigates the effect of the lag period between the LPs earnings and the receipt of annual audited statements.

A key factor that influenced the Company’s development of its policy is its understanding of the investees’ business strategies and reporting cycles.  As the Company built its LP portfolio, it adopted a strategy which was intended to address the lack of cash distributions by an LP in its initial acquisition phase.  The Company believed that a pipeline of LP investments with differentiated strategies and vintages would maximize the probability of robust cash flow from staggered portfolio acquisitions over time.  For example, the following characteristics of the LPs and their underlying portfolio companies provide an expectation that the Company will receive significant cash distributions during the year:

•

Many of the limited partnerships’ investee portfolio companies are in a mature life cycle.  As such, the Company has an expectation that the investees’ portfolio companies will “churn”— i.e., result in distributions on a regular basis through (i) current operations (gains and losses) and (ii) liquidations of the underlying investments (liquidations are a primary avenue for the LPs to monetize their earnings).

•

As demonstrated in Appendix B to this letter, from 2005 – 2010, approximately 87% of the equity in earnings/losses of LPs was derived from investments sold by the LPs that resulted in cash distributions, as opposed to through K-1 adjustments.  Additionally, for the same period, the Company received cash distributions of $487 million representing $309 million as return of capital and $178 million as equity in earnings.

•

The typical LP agreement requires the general partner to make a cash distribution to the limited partners no later than 30 – 45 days after the quarter in which an investment was sold.

In short, when the Company developed its equity method accounting policy, there were business and contractual factors that provided it with a basis to reasonably expect it would receive a combination of cash distributions and audited statements on a routine basis that would be sufficient to timely report the results of its equity method investments each period.  There have been no changes in facts or circumstances that would cause the Company’s expectation to change in this regard.

Therefore, the Company believes that the hypothetical situation in which no distributions are received should not serve as a basis to reject its accounting policy.  Rather, in practice, investors do receive information on an ongoing basis via periodic distributions (averaging 87% of the Company’s equity method earnings, compared to only 13% being picked up through the audited statements (see table in Appendix B)).

In addition, the standards on interim reporting in ASC 270-10-45-8 (formerly APB No. 28, paragraph 15) contemplate the practical limitations of information available to the reporting enterprise in interim periods.  The relevant aspects of that guidance are as follows:

•

The objective in all cases is to achieve a fair measure of results of operations for the annual period and to present fairly the financial position at the end of the annual period.

•

Some costs and expenses incurred in an interim period, however, cannot be readily identified with the activities or benefits of other interim periods and shall be charged to the interim period in which incurred. Disclosure shall be made as to the nature and amount of such costs unless items of a comparable nature are included in both the current interim period and in the corresponding interim period of the preceding year.

•

Arbitrary assignment of the amount of such costs to an interim period shall not be made.

•

Gains and losses that arise in any interim period similar to those that would not be deferred at year end shall not be deferred to later interim periods within the same fiscal year.

While this language is not necessarily specific to the equity method, it is relevant to the application of equity method accounting on an interim basis.  As such, the guidance in paragraph 45-8 applies to the current situation where some information cannot be readily identified, and therefore is recorded in the interim period in which it is received (i.e., no arbitrary deferrals).  The Company has also fully disclosed its policy on this point for several years, consistent with paragraph 45-8.

In summary, the Company records its share of earnings (losses) and returns of capital based upon the information it receives from the underlying partnerships in connection with the receipt of cash distributions throughout the year.  The Company believes this practice is reasonable and appropriate in the circumstances, is consistent with current practice and serves to provide the most accurate financial information to investors on a quarterly basis.  The Company strongly believes that recording its share of the LP’s net earnings (loss) on a quarterly basis in the absence of a cash distribution, based on quarterly financial information from the LPs which are frequently inaccurate and typically do not clearly break out the realized and unrealized gain (loss) components, would serve to make the Company’s financial statements less  reliable, less accurate and less useful to investors than the equity method of accounting historically applied by the Company.  Finally, the Company believes its views are consistent with  AcSEC’s views, as stated in the proposed SOP1 that:

AcSEC considered the possibility that investors in "specific ownership account" entities might not be able to obtain the information necessary to apply the equity method, especially if the level of ownership is small. Although concerned about the issue, AcSEC nevertheless believes that it should be possible to obtain the necessary information, or at least make reasonable approximations from information that is available, in those situations in which the investment is material to the investor (emphasis added).

Judgment not to retain specialized accounting

In the application of equity method accounting, the Company had to determine whether:

•

to retain the specialized accounting of the LPs – the partnerships in which the Company invests typically follow specialized investment company accounting and report unrealized gains and losses in income currently; or

•

to adjust the LP financial statements to insurance company accounting for investments and record unrealized gains and losses in OCI.

There is no existing authoritative literature specifying whether an equity method investor should retain the specialized accounting of an investee when computing its equity in earnings.  The guidance in ASC 810-10-25-15 (formerly, EITF Issue 85-12) addresses when a consolidated subsidiary follows specialized accounting.  The EITF reached a consensus that the specialized accounting should be retained in consolidation if it is appropriate for the separate financial statements of the subsidiary.  Notwithstanding the consensus, the Company understands through discussions with its auditors that the FASB remained uncomfortable with the retention of specialized investment company accounting.  In part this reflected a concern that entities may have been applying the Investment Company Guide too broadly to subsidiaries that didn’t entirely meet the definition of an investment company.  In part this reflected a concern that a parent company could choose the accounting treatment for an investment by choosing whether to house the investment in an investment company subsidiary or in a different part of the consolidated group.

Based on the known discomfort of the FASB with flow through of investment company accounting, and the fact that the Company does not exert influence over the underlying investees of the LPs (i.e., entities in which the LPs themselves hold direct investments), we elected to adjust the financial statements of the LPs to insurance company accounting, by classifying our share of unrealized gains and losses as adjustments of OCI rather than net income (ASC 944-325-35-1).

This view is also consistent with the guidance in ASC 323-10-35-18 which indicates that an equity method investor should record its proportionate share of the investee’s equity adjustments in OCI.

While our discussions to date with the Staff have focused primarily on the reporting lag with respect to undistributed earnings (losses) described above, we understand the Staff currently does not agree with our judgment to conform the LPs’ accounting for their underlying investments to insurance company accounting.

As mentioned previously, we note that GAAP is silent on this point.  Specifically, ASC 323-10-35-4 indicates the investor shall recognize its “share of the earnings or losses of an investee….”  While that phrase is defined in the Codification’s Master Glossary,2 it does not contemplate a difference in accounting policies between the investor and investee for the same transaction.  When considering the guidance formerly contained in EITF 85-12 indicating that specialized accounting should be retained in consolidation, we noted a difference between the consolidation model based on control vs. an equity method model based on influence as it relates to the relationship between the ultimate investor and the underlying investee.  To illustrate graphically:

Consolidation Model	Equity Method
"Control"	"More than 'virtually no' influence"

Ultimate investor	Ultimate investor

consolidation	equity method

Intermediate investor	Intermediate investor

consolidation, equity method or investment	consolidation, equity method or investment

investee	investee

In the consolidation model, the intermediate investor may consolidate, apply the equity method or merely hold an investment in the investee.  This would be the case if the intermediate investor owned 100%, 25%, or 1% of the investee, respectively.  But in any case, that relationship would be preserved in the consolidated statements of the ultimate investor.  For example, if the intermediate investor controls the investee, so would the ultimate investor because in effect, the ultimate investor “steps into the shoes” of the intermediate investor.

In contrast, the Company’s investments of say 1%-3% in the LPs (the intermediate investors) merely establish influence over the LPs that is more than “virtually none”.  As such, if the intermediate investor exerted control over the investee, the Company would not also exert control, and would not be able to “step into the shoes” of the intermediate investor.

In short, control is maintained between the ultimate investor and the underlying investee in a consolidation model, which is consistent with the retention of specialized accounting at the ultimate investor level.  In the context of the Company’s equity method accounting, the ability of the intermediate investor to control or influence the investee is not necessarily retained by the Company.  Conceptually, this suggests it would not be proper for the Company to retain the LPs’ specialized accounting.

Therefore, given the lack of guidance on this point, the FASB staff’s concern with potential abuse, and the conceptual factors arguing against the retention of specialized accounting, the Company conforms the LPs’ accounting for their investments to the insurance company model of marking the investments to market through OCI.

Lastly, we note that prior to applying insurance company accounting (fair value through OCI), the Company would first need to assess whether the guidance in Topic 320, Investments in Debt and Equity Securities, applies.  While it would be necessary to determine whether any of the underlying investments of the LPs have a readily determinable fair value and would be within the scope of Topic 320, we note trading vs. available-for-sale classification depends on management’s intent for the subject security.  The Company’s investment in the LPs, and by extension the underlying investees, was not made principally for the purpose of active, short-term trading.  As such, the investee securities would likely be adjusted to fair value each period, offset to OCI, under insurance company accounting or Topic 320.

Conclusion

In summary, we understand that the Staff agrees with the requirement to apply equity method accounting to the Company’s investments in the LPs.

However, in lieu of the Company’s historical accounting policy, we understand that the Staff believes the circumstances giving rise to the reporting lag for undistributed earnings (losses) of the LPs and the potential retention of specialized accounting, would be better addressed by updating the carrying amount of the equity method investments each quarter through earnings (rather than capturing a portion of the change in OCI) based on the unaudited financial information that the LPs provide each period.  While we understand the Staff’s views, we do not believe they preclude the judgments that the Company has made in the absence of clear authoritative guidance.

The Company’s investment objective for its LPs is not to generate current income but rather primarily to build capital appreciation to be used to support future claims associated with long duration liabilities.  A substantial amount of underlying LPs’ investees consist of private equity, real estate, and other investments that may not generate current income and whose market values are not readily determinable.  The Company believes its election not to retain the specialized accounting for investment companies is appropriate considering its long-term investment objective and is consistent with accounting for insurance companies which requires unrealized gains and losses on securities without readily determinable market values to be recognized in OCI.

The Company strongly believes that recording the volatile effects of changes in fair value through earnings on a quarterly basis would be both inconsistent with the objective of insurance company reporting requirements and misleading to investors.  We note that this view is consistent with many constituents who have recently advised the FASB in the context of its financial instruments project that the reporting enterprise’s business model should be relevant to the measurement attribute used for certain financial assets.  That is, we believe mark-to-market accounting through earnings does not provide decision-useful information when it is applied to long-term illiquid financial assets.

Based on its facts and circumstances, the lack of on-point literature and the overriding goal of providing the most accurate and reliable quarterly financial statements, the Company respectfully asks the Staff to reconsider its current view and not object to the Company’s position that its application of the equity method, which has been in place since the mid-1990s, is an acceptable interpretation of GAAP.  Further, as requested on the Commission’s website, we advise the Staff that the Company’s equity method accounting policy has been discussed and agreed to with its current and former auditors (including their respective national offices), as well as the Company’s audit committee.

#  #  #

We hope that the foregoing is helpful in evaluating the Company’s accounting for its equity method investments.  We would welcome the opportunity to discuss these issues further with you and other members of the Staff.

Sincerely,

/s/ Pete Pheffer

Pete Pheffer

Chief Financial Officer

Cc:

Todd Hardiman

Jim Peklenk

Mary Mast

Appendix A – Accounting Entries

To further clarify the Company’s accounting process with respect to the LPs, what follows are actual journal entries from one of the Company’s LPs.   These entries serve to highlight:

•

The recording of cash distributions,

•

The reversing of previously recorded unrealized gains/losses in OCI on assets sold, and

•

The recording of Form K-1 adjustments from the annual audited financial statements.

LP description:  The purpose of the Partnership is to achieve capital appreciation of its assets through acquiring, holding and disposing of securities of distressed entities.

Capital Commitment:  $10,000,000

2007

Balance as of January 1, 2007 - $6,650,483 which includes a net unrealized loss of $475,176, which is included in other comprehensive income.

In May, the LP monetized two investments and distributed $5,628,218 to the Company.  The following entries were recorded:

(a)

Investment in LP

$1,805,896

Equity in gain

$1,805,896

 (b)  Cash

$5,628,218

Investment in LP

$5,628,218

(c)  Change in unrealized

$1,805,896

Investment in LP

$1,805,896

          To reverse previously recognized unrealized gains from OCI.

In August, the Company received the annual audited financial statement and Form K-1 for 2006.  The following entries were recorded:

(d)  Equity in loss

$154,980

Investment in LP

$154,980

(e)   Investment in LP

$4,409,260

Change in unrealized

$4,409,260

To record the increase in unrealized gains to OCI on investments not monetized

 2008

In March, the LP monetized one investment and distributed $2,831,169 to the Company.  The following entries were recorded:

(f)  Investment in LP

$2,293,247

Equity in gain

$2,293,247

 (g)  Cash

$2,831,169

Investment in LP

$2,831,169

In April, the LP monetized five investments and distributed $193,292 to the Company.  The following entries were recorded:

(h)  Investment in LP

$62,408

Equity in gain

$62,408

 (i)  Cash

$193,292

Investment in LP

$193,292

(j)   Change in unrealized

$71,697

Investment in LP

$71,697

In August, the Company received the annual audited financial statement and Form K-1 for 2007.  The following entries were recorded:

(k)  Investment in LP

$3,601,309

Equity in gain

$3,601,309

      To record undistributed gains from Form K-1.

(l)

Change in unrealized

$2,582,618

Investment in LP

$2,582,618

To record a decrease in unrealized gains to OCI on investments not monetized

 2009

In September, the Company received the annual audited financial statement and Form K-1 for 2008.  The following entries were recorded:

(m)  Equity in loss

   $2,938,494

Investment in LP

  $2,938,494

To record undistributed losses from Form K-1, primarily in the form of OTTI                        adjustments.

(n)   Change in unrealized

    $327,065

Investment in LP

 $327,065

In September, the LP monetized three investments and distributed $1,222,437. The following entries were recorded:

(o)  Equity in loss

$ 657,831

Investment in LP

$657,831

(p)  Cash

$1,222,437

Investment in LP

$1,222,437

(q)  Investment in LP

$580,195

Change in unrealized

$580,195

2010

In the 2nd quarter, the Company received the annual audited financial statement and Form K-1 for 2009.  The following entries were recorded:

(r) Investment in LP

$369,965

Equity in gain

 $369,965

(s)  Change in unrealized

$506,102

Investment in LP

$506,102

In June, the LP monetized three different investments and distributed $67,861 to the Company.  The following entries were recorded:

(t)  Investment in LP

$182,163

Equity in gain

$182,163

(u)  Cash

$67,861

Investment in LP

$67,861

In July, the LP monetized four investments and distributed $51,434 to the Company.  The following entries were recorded:

(v)  Investment in LP

$37,473

Equity in gain

$37,473

(w)  Cash

$51,434

Investment in LP

$51,434

In December, the LP monetized four investments and distributed $233,638 to the Company.  The following entries were recorded

(x)  Investment in LP

$83,262

Equity in gain

$83,262

(y)  Cash

$233,638

Investment in LP

$233,638

A summary of the accounting and account balances are shown below:

Balance Sheet

	Investment in LP		Balance	Year
O/B	$6,650,483		$6,650,483	2007
(a) (b)	$1,805,896	$5,628,218	$2,828,161
( c )		$1,805,896	$1,022,265
(d) (e)	$4,409,260	$154,980	$5,276,545
(f) (g)	$2,293,247	$2,831,169	$4,738,623	2008
(h) (i)	$62,408	$193,292	$4,607,739
(j)		$71,697	$4,536,042
(k) (l)	$3,601,309	$2,582,618	$5,554,733
(m)		$2,938,494	$2,616,239	2009
(n)		$327,065	$2,289,174
(o)		$657,831	$1,631,343
(p) (q)	$580,195	$1,222,437	$989,101
( r ) (s)	$369,965	$506,102	$852,964	2010
(t) (u)	$182,163	$67,861	$967,266
(v) (w)	$37,473	$51,434	$953,305
(x) (y)	$83,262	$233,638	$802,929

	Cash	Balance	Year
(b)	$5,628,218	$5,628,218	2007
(g)	$2,831,169	$8,459,387	2008
(i)	$193,292	$8,652,679
(p)	$1,222,437	$9,875,116	2009
(u)	$67,861	$9,942,977	2010
(w)	$51,434	$9,994,411
(y)	$233,638	$10,228,049

	Unrealized Gain/(Loss)		Balance	Year
O/B	$475,176		($475,176)	2007
( c ) (e)	$1,805,896	$4,409,260	$2,128,188
(j)	$71,697		$2,056,491	2008
(l)	$2,582,618		($526,127)
(n)	$327,065		($853,192)	2009
(q)		$580,195	($272,997)
(s)	$506,102		($779,099)	2010

Income Statement

	Year	Equity in Earnings/(Losses)		Balance
(a)	2007		$1,805,896	$1,805,896	2nd qtr '07
(d)		$154,980		$1,650,916	3rd qtr '07
(f)	2008		$2,293,247	$2,293,247	1st qtr '08
(h)			$62,408	$2,355,655	2nd qtr '08
(k)			$3,601,309	$5,956,964	3rd qtr '08
(m)	2009	$2,938,494		($2,938,494)	3rd qtr '09
(o)		$657,831		($3,596,325)	3rd qtr '09
( r )	2010		$369,965	$369,965	2nd qtr '10
(t)			$182,163	$552,128	2nd qtr '10
(v)			$37,473	$589,601	3rd qtr '10
(x)			$83,262	$672,863	4th qtr '10

Appendix B - Analysis of Income Generated from Limited Partnerships 2005 – 2010*

The following analysis demonstrates that from 2005 to 2010, approximately 87% of the equity in earnings (losses) of LPs was received from investments sold by the LP that resulted in cash distributions (as opposed to K-1 adjustments).

	INDIVIDUAL YEAR BY YEAR			CUMULATIVE YEAR BY YEAR

	Equity in Earnings (Losses) from		Total	Equity in Earnings from		Total
(In millions)	Distributions	K-1	Income	Distributions	K-1	Income
2005 TOTAL	$56.50	$6.80	$63.30	$56.50	$6.80	$63.30
% of Total				89.26%	10.74%

2006 TOTAL	$39.60	$7.30	$46.90	$96.10	$14.10	$110.20
% of Total				87.21%	12.79%

2007 TOTAL	$39.50	$13.40	$52.90	$135.60	$27.50	$163.10
% of Total				83.14%	16.86%

2008 TOTAL	$25.70	$27.40	$53.10	$161.30	$54.90	$216.20
% of Total				74.61%	25.39%

2009 TOTAL	$10.10	$(20.40)	$(10.30)	$171.40	$34.50	$205.90
% of Total				83.24%	16.76%

2010 TOTAL*	$6.60	$(8.60)	$(2.00)	$178.00	$25.90	$203.90
% of Total				87.30%	12.70%

  * nine months ended September 30, 2010

Footnotes

1 Accounting for Investors’ Interests in Unconsolidated Real Estate Investments, paragraph A5

2 Net income (or net loss) of an investee determined in accordance with U.S. generally accepted accounting principles (GAAP).